*AB 6/2



12061529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 3 1 2011
Washington, DC
110

SEC FILE NUMBER
8- 50309

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 JFK Blvd., Suite 430
(No. and Street)

Philadelphia, (City) PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bufus Outlaw (215) 568-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/2

OATH OR AFFIRMATION

I, Bufus Outlaw, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOE Securities, Inc., as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


NOTARIAL SEAL
ROBERT NELSON
Notary Public
PHILADELPHIA CTY, PHILADELPHIA CNTY
My Commission Expires Sep 2, 2013

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
BOE Securities Inc.

We have audited the accompanying statement of financial condition of BOE Securities Inc. as of March 31, 2011 and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOE Securities Inc. as of March 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
May 24, 2011

BOE SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2011

ASSETS

Cash and cash equivalents	$ 444,469
Receivable from broker/dealers	262,465
Securities owned, at fair value	227,626
Other assets	5,290
TOTAL ASSETS	$ 939,850

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 30,200
SHAREHOLDER'S EQUITY	
Common stock	$ 1,000
Preferred stock	497,000
Additional paid-in capital	386,000
Retained earnings	25,650
Total Shareholder's Equity	$ 909,650
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 939,850

The accompanying notes are an integral part of these financial statements.

BOE SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2011

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - BOE Securities Inc. (the "Company") is a wholly-owned subsidiary of The BOE Group Inc. and was incorporated in the state of Pennsylvania on April 28, 1997. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Owned and Sold, Not Yet Purchased – Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis which is the same business date as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value cash equivalents on the statement of financial condition. In addition, Level 1 inputs have been used to value securities owned which consist entirely of securities registered under the Investment Company Act of 1940.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

NOTE 3 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of The BOE Group Inc. (Parent). The Company is also affiliated through common ownership and management with BOE Research Services, Inc. (the sole preferred shareholder), BOE Properties, Inc., BOE Research Pvt. Ltd. (India), PJR Group, Inc. and LABB Services.

Expenses incurred to PJR Group, Inc. and BOE Properties, Inc. were $21,000 and $14,000, respectively for the year ended March 31, 2011. These amounts are included in consulting and professional fees on the statement of income.

Expenses incurred to BOE Research Services, Inc. and The BOE Group Inc. were $20,000 and $78,985, respectively, for the year ended March 31, 2011. These amounts are included in management fees on the statement of income.

Expenses incurred to BOE Research Pvt. Ltd. (India) were $143,681 for the year ended March 31, 2011. This amount is included in other expenses on the statement of income.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2011 the Company's net capital and required net capital were $857,300 and $250,000 respectively. The ratio of aggregate indebtedness to net capital was 4%.

NOTE 5 - INCOME TAXES

The Company reports its income for federal income tax purposes on a consolidated basis with the income of its Parent company, The BOE Group Inc. The Parent assumes all liability for the income tax expense of the consolidated group.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.

NOTE 6 - CAPITAL STOCK

The Company has no par value, authorized, issued and outstanding 100 shares of common stock.

The Company also has $1 par value, authorized 1,000,000 shares, issued and outstanding 497,000 shares of non-voting preferred stock. The preferred stock can only be sold to the shareholders of the Parent, The BOE Group Inc.

NOTE 7 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK

The Company has entered into agreements with other broker/dealers (Clearing Broker/dealers) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealers. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealers on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealers, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealers. As part of the terms of the agreement between the Company and Clearing Broker/dealers, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions.

BOE SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2011

NOTE 7 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK - *(Continued)*

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Two of the aforementioned agreements require $100,000 and $25,000 respectively, to be held as clearing deposits. These amounts are included in Receivable from broker/dealers on the statement of financial condition. Minimum net capital requirements and other items are included in the aforementioned agreements.

NOTE 8 - PROFIT SHARING PLAN

The Company has established a deferred compensation and profit sharing plan commonly referred to as a 401 (k) plan. The plan is on a calendar year basis. The Company contribution to this plan for the year ended March 31, 2011 was $11,606.

NOTE 9 - OTHER

51% of the Company's commission revenue and research fees were derived from transactions on behalf of one customer.

NOTE 10 - LEASE COMMITMENTS

Minimum annual rentals under a noncancellable lease for office space, expiring April 30, 2013, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending March 31,	Amount
2012	$ 54,469
2013	55,594
2014	4,641
	$ 114,704

NOTE 10 - LEASE COMMITMENTS - *(Continued)*

The Company also enters into lease agreements for other locations which are on one year terms. Occupancy rent expense for the year ended March 31, 2011 was $79,507.

The Company has entered into an agreement for communication services which requires the Company to make minimum payments of $30,670 for the year ending March 31, 2012.